UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13D/A-1


                    Under the Securities Exchange Act of 1934


                            CYBERAMERICA CORPORATION

                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   232456 20 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Richard Surber
                          268 West 400 South, Suite 300
                            Salt Lake City, UT 84101
                                 (801) 575-8073
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)


                                  June 29, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D
CUSIP No.   232456 20 2                                        Page 1 of 9 Pages

1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The David Michael LLC

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP    (A) (   )
                                                                       (B) ( X )
          David Michael LLC expressly disclaims beneficial ownership of shares held by A-Z Professional Consultants, Inc.; A-Z Oil, LLC; Alexander Senkovski Irrevocable Trust; the A-Z Professional Consultants, Inc. Retirement Trust, and BonnieJean C. Tippetts.

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E).        [   ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Organized under the laws of the State of Utah.

                           7)       SOLE VOTING POWER                 55,200
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER               - 0 -
OWNED BY
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER            55,200
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER           - 0 -


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,200- David Michael LLC

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES ( X )
          David Michael LLC expressly disclaims beneficial ownership of shares held by A-Z Professional Consultants, Inc.; A-Z Oil, LLC; Alexander Senkovski Irrevocable Trust; the A-Z Professional Consultants, Inc. Retirement Trust; and BonnieJean C. Tippetts.

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.97%

14)      TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D
CUSIP No.   232456 20 2                                        Page 2 of 9 Pages

1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         AZW Irrevocable Trust

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (   )
                                                                       (B) ( X )
          AZW Irrevocable Trust expressly disclaims beneficial ownership of shares held by A-Z Professional Consultants, Inc.; A-Z Oil, LLC; Alexander Senkovski Irrevocable Trust; the A-Z Professional Consultants, Inc. Retirement Trust, and BonnieJean C. Tippetts.

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         PF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E).        [   ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Trust organized under the laws of the State of Utah.

                           7)       SOLE VOTING POWER                 6,000
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER               - 0 -
OWNED BY
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER            6,000
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER          - 0 -


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000-AZW Irrevocable Trust

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES ( X )
          AZW Irrevocable Trust expressly disclaims beneficial ownership of shares held by A-Z Professional Consultants, Inc.; A-Z Oil, LLC; Alexander Senkovski Irrevocable Trust; the A-Z Professional Consultants, Inc. Retirement Trust, and BonnieJean C. Tippetts.

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2%

14)      TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D
CUSIP No.   232456 20 2                                        Page 3 of 9 Pages

1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         David Michael Wolfson

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP    (A) (   )
                                                                       (B) ( X )

          Mr. Wolfson expressly disclaims beneficial ownership of shares held by A-Z Professional Consultants, Inc.; A-Z Oil, LLC; Alexander Senkovski Irrevocable Trust; A-Z Professional Consultants, Inc. Retirement Trust; and BonnieJean C. Tippetts.

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         OO

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E).        [   ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         David Wolfson is an individual and a citizen of the State of Utah.

                           7)       SOLE VOTING POWER                   - 0 -
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER                 61,200
OWNED BY
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER              - 0 -
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER            61,200


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         61,200-by David Michael Wolfson as sole owner and officer of the entities reporting herein.

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES ( X )
          Mr. Wolfson expressly disclaims beneficial ownership of shares held by A-Z Professional Consultants, Inc.; A-Z Oil, LLC; Alexander Senkovski Irrevocable Trust; A-Z Professional Consultants, Inc. Retirement Trust; and BonnieJean C. Tippetts.

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.2 %

14)      TYPE OF REPORTING PERSON
         IN

Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.001 per share, of CyberAmerica Corporation ("Common Stock"). CyberAmerica Corporation is a Nevada corporation with principal executive offices located at 268 West 400 South, Suite 300, Salt Lake City, UT 84101 ("Issuer").

Item 2.  Identity and Background

(a) This statement is filed by the David Michael LLC ("DMLLC"), which on January 1, 2000 became the successor to the David Michael Irrevocable Trust ("David Michael Trust"). The David Michael Trust was organized on May 3, 1993 as the successor to the AZW Irrevocable Trust ("AZW Trust"), which changed its name to the David Michael Irrevocable Trust on the same day. Both the David Michael Trust and the AZW Trust filed statements on the original Schedule 13-D filed in this matter, because some of the David Michael Trust accounts in which securities were held still bore the name of the AZW Trust. Nevertheless, all three of the entities named in this statement-the DMLLC, the David Michael Trust, and the AZW Trust-are the same entity, with the same assets, known by different names. The David Michael Trust has not filed a separate statement in this Schedule 13D/A-1 because it has transferred all its assets to DMLLC, which is its successor entity, and all references to DMLLC are the same as references to the David Michael Trust.

     This statement is also filed by David Michael Wolfson ("David Wolfson"), the sole owner of DMLLC and the sole beneficiary of DMLLC's predecessors, the David Michael and AZW Trusts.

(b) The principal address for DMLLC is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115. The principal address for the AZW Trust is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115. The principal address for David Wolfson is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115.

(c) DMLLC is now a financial consulting firm (the David Michael Irrevocable Trust did no consulting, but was simply a Utah irrevocable trust organized for the benefit of its sole beneficiary, David Wolfson). The AZW Trust is an irrevocable trust. David Wolfson is an individual and a citizen of the State of Utah.

(d) DMLLC has not been convicted in a criminal proceeding during the last five years. The David Michael Trust has not been convicted in a criminal proceeding during the last five years. The AZW Trust has not been convicted in a criminal proceeding during the last five years. David Wolfson has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, none of the 3 persons filing this statement (namely DMLLC, the AZW Trust, and David Wolfson) has been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, the David Michael Trust has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) DMLLC is a Utah Limited Liability Company. The David Michael Trust is a Utah irrevocable trust. The AZW Trust is a Utah irrevocable trust. David Wolfson is an individual and a citizen of the State of Utah.

Item 3.  Source and Amount of Funds or Other Consideration

The 3 entities named in this Schedule 13D/A-1 (sometimes collectively referred to as the "David Michael Entities") originally acquired the Issuer's shares which triggered reporting on Schedule 13D through private transactions and broker-dealer market transactions effected from March 1999 through July 2000, described in greater detail in Section 5, below. The consideration paid for such shares was cash.

In its original filing of Schedule 13D, the David Michael Irrevocable Trust (predecessor to DMLLC) reported that, between April 14, 1999 and May 25, 1999, it purchased 185,600 shares of CyberAmerica common stock for a total of $193,264.10 in cash.

In its original filing of Schedule 13D, the AZW Irrevocable Trust (another predecessor to DMLLC) reported that, between April 19 and April 21, 1999, it purchased 51,500 shares of CyberAmerica common stock for a total of $54,214.25 in cash.

The source of funds for these transactions came from personal funds for both predecessors of DMLLC (namely the David Michael Irrevocable Trust and the AZW Irrevocable Trust). David Wolfson acquired no direct beneficial ownership of such shares through these transactions, but has indirect-or shared-control over the shares by virtue of his position as 100% owner and Managing Director of DMLLC, and the sole beneficiary of its predecessors, the David Michael and AZW Trusts. Hence, the source of funds for David Wolfson's ownership derives from the funds of the other entities reporting under this Schedule 13D/A-1.

Furthermore, on or about June 29, 2000, the Issuer bought back a total of 162,100 shares of CyberAmerica common stock from the David Michael LLC, pursuant to a Stock Purchase Agreement of June, 2000 (attached as an exhibit to this Schedule 13D/A-1). The amount and source of the consideration for these shares was the forgiveness of a total of $662,595 in debt which the David Michael LLC and other business entities owed to the Issuer, as detailed in the Schedule attached as Exhibit A to the Stock Purchase Agreement of June, 2000, which debt forgiveness represented a purchase price of $1.50 per share.

Item 4.  Purpose of Transaction

Although the David Michael Entities have from time to time bought and sold the Issuer's stock, on or about June 29, 2000 the David Michael Entities sold back to the Issuer a large block of stock (162,100 shares) for the purpose of reducing the David Michael Entities' influence and control over the Issuer. The repurchase of this large block of stock is hereby expressly stated to further the purpose of creating a larger and clearer degree of separation between the Issuer and the David Michael Entities.

The following discussion further elaborates on the purpose or purposes of the acquisition the Issuer's securities and describes any plans or proposals resulting in material transactions with the Issuer.

DMLLC

DMLLC acquired its shares in market transactions for investment purposes. DMLLC is a consulting company which is 100% owned by David Wolfson. The company is in the business of providing financial and management consulting services to small companies. DMLLC owns less than 2% of the shares of CyberAmerica Corporation.

DMLLC  has no  current  plans to  purchase  additional  shares  of  CyberAmerica
Corporation. DMLLC may continue to dispose of its shares of CyberAmerica Corporation in market transactions.

DMLLC has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. DMLLC does not plan to take an active part in the Issuer's corporate affairs.

The AZW Trust

The AZW Trust acquired its shares in market transactions for investment purposes. The AZW Trust is an irrevocable trust of which David Wolfson was the sole beneficiary. It changed its name to the David Michael Irrevocable Trust on May 3, 1993, and later changed its name and form of organization to the David Michael LLC on or about January 1, 2000. The AZW Trust owns less than 1% of the shares of CyberAmerica Corporation.

The AZW Trust has no current plans to purchase additional shares of CyberAmerica Corporation, though it may continue to dispose of its shares of CyberAmerica Corporation in market transactions.

The AZW Trust has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. The AZW Trust does not plan to take an active part in the Issuer's corporate affairs.

David Wolfson

David Wolfson has no current plans to purchase additional shares of CyberAmerica Corporation. David Wolfson may continue to dispose of his shares of CyberAmerica Corporation in market transactions.

David Wolfson has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. David Wolfson does not plan to take an active part in the Issuer's corporate affairs.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers which the reporting person(s) identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

DMLLC expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of A-Z Professional Consultants, Inc.; A-Z Oil, LLC; Alexander Senkovski Irrevocable Trust; A-Z Professional Consultants, Inc. Retirement Trust; and BonnieJean C. Tippetts (all five of whom have filed a separate Schedule 13D/A-1 regarding their shares).

The AZW Trust expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of A-Z Professional Consultants, Inc.; A-Z Oil, LLC; Alexander Senkovski Irrevocable Trust; A-Z Professional Consultants, Inc. Retirement Trust; and BonnieJean C. Tippetts (all five of whom have filed a separate Schedule 13D/A-1 regarding their shares).

David Wolfson expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of A-Z Professional Consultants, Inc.; A-Z Oil, LLC; Alexander Senkovski Irrevocable Trust; A-Z Professional Consultants, Inc. Retirement Trust; and BonnieJean C. Tippetts (all five of whom have filed a separate Schedule 13D/A-1 regarding their shares).

(c) Since the most recent filing on Schedule 13D, the following transactions have been effected:

By DMLLC (f/k/a the David Michael Trust):
----------------------------------------

            Amt. Bought/    Price Per
  Date          Sold         Share     Where/How Sold
   6/8/99     2,000 (buy)    $1.44     Market transaction via broker-dealer
  6/22/99     1,500 (buy)    $1.50     Market transaction via broker-dealer
  6/28/99    20,500 (buy)    $1.18     Market transaction via broker-dealer
 12/20/99     2,000 (buy)    $1.03     Market transaction via broker-dealer
  6/26/00   162,100 (sell)   $1.50     Sold to CyberAmerica for debt forgiveness
  6/26/00     1,000 (buy)    $1.52     Market transaction via broker-dealer
   7/3/00     3,700 (buy)    $2.00     Market transaction via broker-dealer
   7/7/00       500 (buy)    $2.06     Market transaction via broker-dealer
  8/22/00     5,000 (sell)   $1.91     Market transaction via broker-dealer
  8/22/00     2,000 (sell)   $1.91     Market transaction via broker-dealer
  8/22/00     2,200 (sell)   $1.94     Market transaction via broker-dealer
  8/22/00       800 (sell)   $1.88     Market transaction via broker-dealer
  8/22/00     2,000 (sell)   $1.88     Market transaction via broker-dealer
  8/22/00     1,000 (sell)   $1.88     Market transaction via broker-dealer


By AZW Irrevocable Trust

            Amt. Bought/   Price Per
  Date          Sold         Share    Where/How Sold
  5/26/99     8,000 (buy)    $1.84    Market transaction via broker-dealer
 10/13/99     2,000 (buy)    $1.28    Market transaction via broker-dealer
  1/20/00     6,500 (buy)    $1.24    Market transaction via broker-dealer
   6/5/00     6,500 (sell)   $3.25    Market transaction via broker-dealer
  6/14/00     2,000 (sell)   $2.38    Market transaction via broker-dealer
  6/14/00     3,000 (sell)   $2.38    Market transaction via broker-dealer

  8/22/00     1,500 (sell)    2.00   Market transaction via broker-dealer
  8/22/00    22,500 (sell)    1.86   Market transaction via broker-dealer
  8/22/00     7,500 (sell)    1.86   Market transaction via broker-dealer
  8/23/00     5,000 (sell)    1.55   Market transaction via broker-dealer
  8/23/00     1,000 (sell)    1.53   Market transaction via broker-dealer
  8/23/00     5,000 (sell)    1.38   Market transaction via broker-dealer
  8/23/00     2,500 (sell)    1.38   Market transaction via broker-dealer
  8/23/00     1,000 (sell)    1.38   Market transaction via broker-dealer
  8/23/00     1,500 (sell)    1.38   Market transaction via broker-dealer
  8/23/00       500 (sell)    2.00   Market transaction via broker-dealer
  8/23/00     1,000 (sell)    2.00   Market transaction via broker-dealer
  8/23/00     1,000 (sell)    2.00   Market transaction via broker-dealer
  8/23/00       500 (sell)    2.00   Market transaction via broker-dealer


By David Wolfson:
----------------

Please refer to the foregoing sales by DMLLC, and the AZW Trust, in which David Wolfson is indirectly interested due to his position as 100% owner of DMLLC and the 100% beneficiary of DMLLC's two predecessor trusts. No transactions other than as listed for those 3 entities are attributable to him.

(d) As mentioned above, David Wolfson has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein. David Wolfson owns 100% of DMLLC, and he is the sole beneficiary of the David Michael and AZW Trusts, which were the predecessors to DMLLC.

(e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


DMLLC worked in the past as an independent consultant to CyberAmerica Corporation. DMLLC's primary function was to locate potential transactions on CyberAmerica's behalf and present them to CyberAmerica's management. DMLLC has served CyberAmerica in this capacity since January 2000. During the year 2000, DMLLC primarily performed services on CyberAmerica's behalf to locate potential transactions.

CyberAmerica does not currently have any formal consulting arrangement with DMLLC. Although CyberAmerica previously provided DMLLC with office space, that arrangement has been terminated, and DMLLC has relocated to new offices several miles away from CyberAmerica.

Item 7.  Material to Be Filed as Exhibits.

Attached as Exhibit A is a copy of the Stock Purchase Agreement of June, 2000, pursuant to which CyberAmerica Corporation bought back 162,100 shares of its common stock from DMLLC.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              David  Michael,  LLC a Utah
                                                limited  liability  company
                                              f/k/a  David  Michael Irrevocable
                                                Trust (5/3/93-1/1/00)
                                              f/k/a  AZW Irrevocable Trust
                                               (prior to 5/3/93)


Date:  10/23/00                                By: /s/ David Wolfson
      -----------------------------           -----------------------------
                                               David Michael Wolfson
                                               Its: Member




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).